September 27, 2024

David Stefko
Interim Chief Executive Officer
Vince Holding Corp.
500 5th Avenue, 20th Floor
New York, NY 10110

       Re: Vince Holding Corp.
           Registration Statement on Form S-3
           Filed September 23, 2024
           File No. 333-282284
Dear David Stefko:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ben A. Stacke